



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2013

Carol J. Ward
Mondelez International, Inc.
carol.ward@mdlz.com

Re: Mondelez International, Inc.
Incoming letter dated January 7, 2013

Dear Ms. Ward:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Mondelez by Domini Social Investments. We also have received a letter from the proponent dated January 8, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Adam M. Kanzer
Domini Social Investments LLC
akanzer@domini.com

January 15, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Mondelez International, Inc.
Incoming letter dated January 7, 2013

The proposal relates to deforestation.

There appears to be some basis for your view that Mondelez may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Mondelez's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Mondelez omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2013

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Via email to *shareholderproposals@sec.gov*

Re: Stockholder proposal submitted to Mondelez International, Inc.
by Domini Social Investments

Ladies and Gentlemen:

By letter dated January 7, 2013 (the "No-Action Request", attached as *Domini Exhibit A*), Mondelez International, Inc. ("Mondelez" or the "Company") asks that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if Mondelez omits a stockholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by Domini Social Investments ("Domini").

The Company's sole argument is that Proponent's proof of ownership was inadequate because it identified a one-year holding period ending prior to the submission of the Proposal. Proponent was not informed that the letter was deficient, and was given no opportunity to correct the defect, despite clear guidance in Staff Legal Bulletin 14G ("SLB 14G").

The Proposal was submitted to Mondelez on November 28th. On December 10th, as Proponent was preparing to send its proof of ownership, Proponent received a letter from Mondelez, requesting proof of ownership. That same day, Proponent submitted a custodial letter attesting to Domini's ownership of Mondelez shares for one year through November 12th. This was a clerical error. A corrected custodial letter, reflective of Domini's ownership of Mondelez shares through November 28th, the date of submission of the proposal, is attached as *Domini Exhibit B at page 43 of this pdf file*. Had the company informed Domini of the defect, this corrected letter could have been submitted the following business day. Rather than inform Proponent that the custodial letter was defective, the Company chose to wait out the 14 day period, and then submit a no-action request, seeking to omit the Proposal on a technicality.

Staff Legal Bulletin 14G addresses this precise situation: "In some cases, the [ownership] letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted."

The Bulletin is then explicit that when such a deficiency occurs, the company is obligated to notify proponent and provide the proponent an opportunity to cure the defect:



> "Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal *only if it notifies the proponent of the defect and the proponent fails to correct it.*" (*emphasis added*)

The Bulletin explicitly states that a company must identify "specific deficiencies that the company has identified." As noted above, on December 10th, Mondelez did provide Domini with notice that the Proposal contains procedural deficiencies. Namely, proof of ownership had not yet been provided (the cover letter submitted with the Proposal noted that proof of ownership would be forthcoming under separate cover[1]). However, SLB 14G clearly refers to notice of defects *in the ownership letter*, not the Proposal. The Bulletin clearly states that the company must identify specific defects *in the ownership letter* and provide the proponent with an opportunity to "obtain a *new proof of ownership letter* ... to cure the defect." The Company did not provide any notice that the ownership letter submitted on December 10th was defective in any way.

The Bulletin is explicit that proponents are to be provided an opportunity to cure any identified defects, and submit a "new" ownership letter. Domini was not provided this opportunity. Where this opportunity is not provided, SLB 14G is also explicit that Staff "will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted."

It is my understanding that SLB 14G was issued to clarify the requirements of Rule 14a-8(b) and (f), and to ensure that eligible shareholders are able to exercise their rights under Rule 14a-8. The Bulletin followed a series of no-action requests, and a court case, where issuers sought to exclude proposals based on an overly technical reading of the rule. Rule 14a-8(b) is not designed as a trap for the unwary, it is designed to set reasonable eligibility requirements for proposal submissions.

The Company cites *Comcast Corp.* (March 26, 2012) in support of its argument. The Comcast letter is easily distinguishable. The proponent of the Comcast proposal was given two opportunities to submit a valid ownership letter. Comcast notified the proponent that its first custodial letter was deficient for failure to note whether the proponent held the class of shares eligible to vote, and therefore submit a proposal, and for failure to note that shares were 'continuously' held. The proponent submitted a second proof of ownership letter which failed to correct these defects. Unlike the Comcast proponent, Domini has not been provided an opportunity to correct the defect in our ownership letter.

Domini has owned a sufficient number of Mondelez shares for the required period to submit a shareholder proposal, and the Company presents no substantive objections to the Proposal itself. The Company has unfortunately elected to take both Staff and Proponent's time on a minor clerical error that could have been easily corrected a month ago had the Company acted in good faith and simply notified Proponent that the custodial letter contained a typographical error.

We respectfully request that Staff deny the Company's request, in keeping with the language and underlying intent of SLB 14G, and instruct the Company to include the Proposal in its proxy

---

[1] It has been Domini's longstanding practice to submit ownership letters under separate cover. This enables us to obtain a custodial letter that is reflective of the date the proposal is submitted. Mutual funds strike their NAV at the end of each trading day. It is therefore not possible to obtain a custodial letter until after the end of the trading day.



materials. A contrary determination will, in my view, merely encourage issuers to continue to harass proponents over minor technical defects and undermine SLB 14G, which was intended to put these disputes to rest.

If you have any questions or need additional information, please do not hesitate to contact me at (212) 217-1027 or at akanzer@domini.com.

Respectfully submitted,



Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Carol J. Ward, Vice President and Corporate Secretary, Mondelez International, Inc.



DOMINI EXHIBIT A



Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Lakes Drive, NF583
Northfield, Illinois 60093

January 7, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Domini Social Investments
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Domini Social Investments (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide sufficient proof of its ownership of the requisite amount of Company shares for one year preceding and including the date it submitted the Proposal to the Company.

BACKGROUND

The Proponent submitted the Proposal to the Company via electronic mail on November 28, 2012. *See* Exhibit A. The Proponent also sent the Proposal to the Company via Federal Express on November 28, 2012, and the Company received that submission on November 29, 2012. Along with the Proposal, the Proponent provided a cover letter stating that "[a] letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover."

Having not received any such correspondence under separate cover, and after confirming with its transfer agent that the Proponent was not a record owner of any Company shares, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via overnight mail a deficiency notice to the Proponent (the "Deficiency Notice") on December 7, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. The Deficiency Notice, which is attached hereto as Exhibit B, notified the Proponent of the requirements of Rule 14a-8, indicated that the Company had not received proof that the Proponent had satisfied these requirements and explained how the Proponent could satisfy these requirements. It also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice explained:

> To remedy this defect, Domini must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:
>
> (1) a written statement from the "record" holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012; or
>
> (2) if the shareholder has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated

> forms, . . . a copy of the schedule and/or form . . . and a written statement that the shareholder continuously held the requisite number of Company shares for the one-year period.

Federal Express tracking records indicate that the Deficiency Notice was received by the Proponent on December 10, 2012. *See* Exhibit C.

On December 10, 2012, the Proponent submitted to the Company a letter from State Street Global Services (the "State Street Letter"), which stated that "[a]s of November 12, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year." It also included a table reflecting this same information. *See* Exhibit D. The Company has not received any other correspondence from the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Here, the Proponent submitted the Proposal on November 28, 2012. Thus, the Proponent was required to provide proof of continuous ownership of Company shares for the full one-year period preceding and including that date. However, the Proposal submitted by the Proponent was not accompanied by any proof of ownership.

The Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Proponent in a timely manner the Deficiency Notice, which explained the requirements of Rule 14a-8(b). While Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") expresses a "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters" (for example, by "mak[ing] no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter"), **the Deficiency Notice identified the date the Proposal had been submitted and informed the Proponent that it must provide "a written statement**

from the 'record' holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012" (emphasis added), tracking the language of SLB 14G almost verbatim. Finally, the Deficiency Notice included a copy of Rule 14a-8 and SLB 14F and further stated that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date it received the Deficiency Notice.

The State Street Letter, which was provided in response to the Deficiency Notice, fails to cure the deficiency in the Proponent's submission to the Company because it does not confirm the Proponent's ownership of Company shares for the correct one-year period. Specifically, rather than confirming the Proponent's ownership from November 28, 2011 through and including November 28, 2012, the State Street Letter instead states that "[a]s of November 12, 2012" the 265 shares had been "held continuously for more than one year." Thus, it fails to account for the time period from November 13, 2012 to November 28, 2012.

The Staff has provided clear guidance recognizing that such proof of ownership is deficient, stating in SLB 14F that a "common error[ ]" made by shareholders in providing proof of ownership is to provide a "letter [that] speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." The Staff consistently has supported this interpretation by concurring in the exclusion of a proposal where the proponent's proof of ownership letter verifies the proponent's continuous ownership as of a date before the date the proposal was submitted. For example, in *Comcast Corp.* (avail. Mar. 26, 2012), the company, upon receiving a proposal that had been submitted on November 30, 2011, sent a deficiency notice to the shareholder regarding the lack of proof of ownership. A subsequent letter from the shareholder's broker stated that the proponent "has been a beneficial owner of Comcast Corporation continuously for at least one year as of November 23, 2011" and that "[t]he value of the ownership had a market value of at least $2,000 for at least twelve months prior to said date." However, the Staff concurred in the exclusion of the proposal because the letter did not account for the period from November 24, 2011 to November 30, 2011 and therefore was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted. *See also International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

We therefore request that the Staff concur that the Proposal is excludable from the 2013 Proxy Materials because the Proponent has failed to verify its ownership of the requisite amount of Company shares for the one-year period preceding and including November 28, 2012, the date the Proponent submitted the Proposal to the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Adam Kanzer, Domini Social Investments

EXHIBIT A

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, November 28, 2012 4:21 PM
To: Ward, Carol J
Cc: Horrell, Jonathan
Subject: Domini Shareholder Proposal
Importance: High

Dear Carol:

Attached, please find a shareholder proposal seeking a report on Mondelez International's efforts to address deforestation in its supply chain. As noted in my cover letter, I have been in contact with Jonathan Horrell about these issues, and look forward to continuing our dialogue in February.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 28, 2012

Carol J. Ward, VP and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Via Federal Express and email to carol.ward@mdlz.com

Re: Shareholder Proposal Requesting a Sustainable Forestry Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you will recall, we were in dialogue about Kraft Foods' management of deforestation risks in the Spring, but were unable to reach agreement in the midst of the corporate restructuring. Since then, I have been in contact with Jonathan Horrell about these issues. As Mondelez is not ready at this time to make any commitments on forestry reporting, I have decided to resubmit our proposal. Jonathan and I plan to speak again in February, and I hope that we will be able to reach a mutually acceptable agreement that would allow us to withdraw our proposal.

We are submitting the attached proposal regarding Mondelez International's management of deforestation risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

We have held more than $2,000 worth of Mondelez and Kraft Foods Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Jonathan Horrell, Director Sustainability (jhorrell@mdlz.com)

Sustainable Forestry Report



Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Globally, demand for these commodities is fueling deforestation. Several of these commodities have been linked to human rights violations, including child and forced labor.

Forests are rapidly declining at a rate of 55 football fields per minute according to the United Nations. Only about 20% of the world's original forests remain undisturbed.

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10)

The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that global warming is "unequivocal." The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans' health and welfare.

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Forest Footprint Disclosure (FFD), an initiative backed by 77 financial institutions managing more than $7 trillion, calls on global corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Although Mondelez has received several annual requests from FFD seeking disclosure of the company's management of deforestation risks in its supply chain, to date it has declined to respond.

Mondelez discloses some information on its purchases of certified Palm Oil, but provides no information on the impact on forests of its soya, paper and sugar purchases. Meaningful indicators of how Mondelez is managing deforestation risks would include:

- A company-wide policy on deforestation
- The percentage of purchases of Palm Oil, soya, sugar and paper that are sustainably sourced, with clear goals for each commodity
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of Palm Oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2013, describing how Mondelez is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®


RECEIVED
NOV 29 2012
FedEx original

November 28, 2012

Carol J. Ward, VP and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Via Federal Express and email to carol.ward@mdlz.com

Re: Shareholder Proposal Requesting a Sustainable Forestry Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you will recall, we were in dialogue about Kraft Foods' management of deforestation risks in the Spring, but were unable to reach agreement in the midst of the corporate restructuring. Since then, I have been in contact with Jonathan Horrell about these issues. As Mondelez is not ready at this time to make any commitments on forestry reporting, I have decided to resubmit our proposal. Jonathan and I plan to speak again in February, and I hope that we will be able to reach a mutually acceptable agreement that would allow us to withdraw our proposal.

We are submitting the attached proposal regarding Mondelez International's management of deforestation risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

We have held more than $2,000 worth of Mondelez and Kraft Foods Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Jonathan Horrell, Director Sustainability (jhorrell@mdlz.com)

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Sustainable Forestry Report



Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Globally, demand for these commodities is fueling deforestation. Several of these commodities have been linked to human rights violations, including child and forced labor.

Forests are rapidly declining at a rate of 55 football fields per minute according to the United Nations. Only about 20% of the world's original forests remain undisturbed.

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10)

The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that global warming is "unequivocal." The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans' health and welfare.

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Forest Footprint Disclosure (FFD), an initiative backed by 77 financial institutions managing more than $7 trillion, calls on global corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Although Mondelez has received several annual requests from FFD seeking disclosure of the company's management of deforestation risks in its supply chain, to date it has declined to respond.

Mondelez discloses some information on its purchases of certified Palm Oil, but provides no information on the impact on forests of its soya, paper and sugar purchases. Meaningful indicators of how Mondelez is managing deforestation risks would include:

- A company-wide policy on deforestation
- The percentage of purchases of Palm Oil, soya, sugar and paper that are sustainably sourced, with clear goals for each commodity
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of Palm Oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2013, describing how Mondelez is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

EXHIBIT B



December 7, 2012

VIA FEDERAL EXPRESS

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on November 28, 2012, your shareholder proposal entitled "Sustainable Forestry Report" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Your letter indicates that you represent a shareholder Domini Social Investments ("Domini"). The Company's stock records do not indicate that Domini is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Domini has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Domini must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012; or

(2) if the shareholder has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in

the ownership level and a written statement that the shareholder continuously held the requisite number of Company shares for the one-year period.

If Domini intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Domini can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, the shareholder needs to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the shareholder's broker or bank is a DTC participant, then the shareholder needs to submit a written statement from that broker or bank verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

- If the shareholder's broker or bank is not a DTC participant, then the shareholder needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). The shareholder should be able to find out the identity of the DTC participant by asking its broker or bank. If the shareholder's broker is an introducing broker, the shareholder may also be able to learn the identity and telephone number of the DTC participant through the shareholder's account statements, because the clearing broker identified on those account statements will generally be a DTC participant. If the DTC participant that holds the shareholder's shares is not able to confirm the shareholder's individual holdings but is able to confirm the holdings of the broker or bank, then the shareholder needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from the shareholder's broker or bank confirming the shareholder's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may send your response via facsimile at (570) 235-3005. If you have any questions with respect to the foregoing, feel free to contact me at (847) 943-4373.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

CJW/ls

cc: Jonathan Horrell, Director Sustainability

Enclosures
Rule 14a-8
SLB No. 14F

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

Ahlenius, Elizabeth A

From: Ward, Carol J
Sent: Monday, December 17, 2012 10:25 AM
To: Ahlenius, Elizabeth A
Subject: FW: Domini Proof of Ownership
Attachments: Mondelez 11.12.12.pdf


RECEIVED
DEC 10 2012

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Monday, December 10, 2012 4:53 PM
To: Ward, Carol J
Cc: Horrell, Jonathan
Subject: Domini Proof of Ownership

Dear Carol:

Per your request, attached is a letter from our custodian attesting to our ownership of Mondelez shares. Please let me know if you need anything further.

Sincerely,
Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds



STATE STREET.


RECEIVED
DEC 10 2012

State Street Corporation
200 Clarendon Street
Boston, MA. 02116

December 4, 2012

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International Inc. for more than one year in *** FISMA account Memorandum at the Depository Trust Company. As of November 12, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Mondelez International Inc	265	265

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista
Officer
State Street Global Services

Limited Access

EXHIBIT B



DOMINI EXHIBIT B



STATE STREET.

State Street Corporation
200 Clarendon Street
Boston, MA. 02116

January 7, 2013

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International Inc. for more than one year in account *** FISMA & OMB Memorandum M-07-16 *** at the Depository Trust Company. As of November 28, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Mondelez International Inc	265	265

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista

Michael Cassista
Officer
State Street Global Services

Limited Access



Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Lakes Drive, NF583
Northfield, Illinois 60093

January 7, 2013

<u>VIA E-MAIL</u>

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of Domini Social Investments
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareholders (collectively, the "2013 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Domini Social Investments (the "Proponent"). A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as <u>Exhibit A</u>.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rules 14a-8(b) and (f) because the Proponent failed to provide sufficient proof of its ownership of the requisite amount of Company shares for one year preceding and including the date it submitted the Proposal to the Company.

BACKGROUND

The Proponent submitted the Proposal to the Company via electronic mail on November 28, 2012. *See* Exhibit A. The Proponent also sent the Proposal to the Company via Federal Express on November 28, 2012, and the Company received that submission on November 29, 2012. Along with the Proposal, the Proponent provided a cover letter stating that "[a] letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover."

Having not received any such correspondence under separate cover, and after confirming with its transfer agent that the Proponent was not a record owner of any Company shares, the Company sought verification from the Proponent of its eligibility to submit the Proposal. Specifically, the Company sent via overnight mail a deficiency notice to the Proponent (the "Deficiency Notice") on December 7, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. The Deficiency Notice, which is attached hereto as Exhibit B, notified the Proponent of the requirements of Rule 14a-8, indicated that the Company had not received proof that the Proponent had satisfied these requirements and explained how the Proponent could satisfy these requirements. It also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). The Deficiency Notice explained:

> To remedy this defect, Domini must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:
>
> (1) a written statement from the "record" holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012; or
>
> (2) if the shareholder has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated

> forms, . . . a copy of the schedule and/or form . . . and a written statement that the shareholder continuously held the requisite number of Company shares for the one-year period.

Federal Express tracking records indicate that the Deficiency Notice was received by the Proponent on December 10, 2012. *See* Exhibit C.

On December 10, 2012, the Proponent submitted to the Company a letter from State Street Global Services (the "State Street Letter"), which stated that "[a]s of November 12, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year." It also included a table reflecting this same information. *See* Exhibit D. The Company has not received any other correspondence from the Proponent.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish The Requisite Eligibility To Submit The Proposal.

Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2).

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time.

Here, the Proponent submitted the Proposal on November 28, 2012. Thus, the Proponent was required to provide proof of continuous ownership of Company shares for the full one-year period preceding and including that date. However, the Proposal submitted by the Proponent was not accompanied by any proof of ownership.

The Company satisfied its obligation under Rule 14a-8(f) by transmitting to the Proponent in a timely manner the Deficiency Notice, which explained the requirements of Rule 14a-8(b). While Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") expresses a "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters" (for example, by "mak[ing] no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter"), **the Deficiency Notice identified the date the Proposal had been submitted and informed the Proponent that it must provide "a written statement**

from the 'record' holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012" (emphasis added), tracking the language of SLB 14G almost verbatim. Finally, the Deficiency Notice included a copy of Rule 14a-8 and SLB 14F and further stated that the Proponent had to reply to the Deficiency Notice no later than 14 calendar days from the date it received the Deficiency Notice.

The State Street Letter, which was provided in response to the Deficiency Notice, fails to cure the deficiency in the Proponent's submission to the Company because it does not confirm the Proponent's ownership of Company shares for the correct one-year period. Specifically, rather than confirming the Proponent's ownership from November 28, 2011 through and including November 28, 2012, the State Street Letter instead states that "[a]s of November 12, 2012" the 265 shares had been "held continuously for more than one year." Thus, it fails to account for the time period from November 13, 2012 to November 28, 2012.

The Staff has provided clear guidance recognizing that such proof of ownership is deficient, stating in SLB 14F that a "common error[ ]" made by shareholders in providing proof of ownership is to provide a "letter [that] speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted." The Staff consistently has supported this interpretation by concurring in the exclusion of a proposal where the proponent's proof of ownership letter verifies the proponent's continuous ownership as of a date before the date the proposal was submitted. For example, in *Comcast Corp.* (avail. Mar. 26, 2012), the company, upon receiving a proposal that had been submitted on November 30, 2011, sent a deficiency notice to the shareholder regarding the lack of proof of ownership. A subsequent letter from the shareholder's broker stated that the proponent "has been a beneficial owner of Comcast Corporation continuously for at least one year as of November 23, 2011" and that "[t]he value of the ownership had a market value of at least $2,000 for at least twelve months prior to said date." However, the Staff concurred in the exclusion of the proposal because the letter did not account for the period from November 24, 2011 to November 30, 2011 and therefore was insufficient to prove continuous ownership for one year as of November 30, 2011, the date the proposal was submitted. *See also International Business Machines Corp.* (avail. Dec. 7, 2007) (letter from broker stating ownership as of October 15, 2007 was insufficient to prove continuous ownership for one year as of October 22, 2007, the date the proposal was submitted); *Sempra Energy* (avail. Jan. 3, 2006) (letter from broker stating ownership from October 24, 2004 to October 24, 2005 was insufficient to prove continuous ownership for one year as of October 31, 2005, the date the proposal was submitted); *International Business Machines Corp.* (avail. Jan. 7, 2002) (letter from broker stating ownership on August 15, 2001 was insufficient to prove continuous ownership for one year as of October 30, 2001, the date the proposal was submitted).

We therefore request that the Staff concur that the Proposal is excludable from the 2013 Proxy Materials because the Proponent has failed to verify its ownership of the requisite amount of Company shares for the one-year period preceding and including November 28, 2012, the date the Proponent submitted the Proposal to the Company.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Amy Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Adam Kanzer, Domini Social Investments

EXHIBIT A

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Wednesday, November 28, 2012 4:21 PM
To: Ward, Carol J
Cc: Horrell, Jonathan
Subject: Domini Shareholder Proposal
Importance: High

Dear Carol:

Attached, please find a shareholder proposal seeking a report on Mondelez International's efforts to address deforestation in its supply chain. As noted in my cover letter, I have been in contact with Jonathan Horrell about these issues, and look forward to continuing our dialogue in February.

Sincerely,

Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 28, 2012

Carol J. Ward, VP and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Via Federal Express and email to carol.ward@mdlz.com

Re: Shareholder Proposal Requesting a Sustainable Forestry Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you will recall, we were in dialogue about Kraft Foods' management of deforestation risks in the Spring, but were unable to reach agreement in the midst of the corporate restructuring. Since then, I have been in contact with Jonathan Horrell about these issues. As Mondelez is not ready at this time to make any commitments on forestry reporting, I have decided to resubmit our proposal. Jonathan and I plan to speak again in February, and I hope that we will be able to reach a mutually acceptable agreement that would allow us to withdraw our proposal.

We are submitting the attached proposal regarding Mondelez International's management of deforestation risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

We have held more than $2,000 worth of Mondelez and Kraft Foods Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Jonathan Horrell, Director Sustainability (jhorrell@mdlz.com)

Sustainable Forestry Report



Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Globally, demand for these commodities is fueling deforestation. Several of these commodities have been linked to human rights violations, including child and forced labor.

Forests are rapidly declining at a rate of 55 football fields per minute according to the United Nations. Only about 20% of the world's original forests remain undisturbed.

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10)

The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that global warming is "unequivocal." The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans' health and welfare.

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Forest Footprint Disclosure (FFD), an initiative backed by 77 financial institutions managing more than $7 trillion, calls on global corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Although Mondelez has received several annual requests from FFD seeking disclosure of the company's management of deforestation risks in its supply chain, to date it has declined to respond.

Mondelez discloses some information on its purchases of certified Palm Oil, but provides no information on the impact on forests of its soya, paper and sugar purchases. Meaningful indicators of how Mondelez is managing deforestation risks would include:

- A company-wide policy on deforestation
- The percentage of purchases of Palm Oil, soya, sugar and paper that are sustainably sourced, with clear goals for each commodity
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of Palm Oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2013, describing how Mondelez is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®


RECEIVED
NOV 29 2012
FedEx Original

November 28, 2012

Carol J. Ward, VP and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015

Via Federal Express and email to carol.ward@mdlz.com

Re: Shareholder Proposal Requesting a Sustainable Forestry Report

Dear Ms. Ward:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you will recall, we were in dialogue about Kraft Foods' management of deforestation risks in the Spring, but were unable to reach agreement in the midst of the corporate restructuring. Since then, I have been in contact with Jonathan Horrell about these issues. As Mondelez is not ready at this time to make any commitments on forestry reporting, I have decided to resubmit our proposal. Jonathan and I plan to speak again in February, and I hope that we will be able to reach a mutually acceptable agreement that would allow us to withdraw our proposal.

We are submitting the attached proposal regarding Mondelez International's management of deforestation risks for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

We have held more than $2,000 worth of Mondelez and Kraft Foods Inc. shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of company shares from our portfolio's custodian is forthcoming under separate cover. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

We strongly believe the attached proposal is in the best interests of our company and its shareholders. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,



Adam Kanzer
Managing Director & General Counsel

Encl.

cc: Jonathan Horrell, Director Sustainability (jhorrell@mdlz.com)

532 Broadway, 9th Floor | New York, NY 10012-3939 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

Sustainable Forestry Report



Whereas:

Mondelez is one of the world's largest consumer products companies, with a diversified line of brands including Oreo, Nabisco and Halls. Palm oil, soya, sugar and paper are used in a variety of Mondelez products. Globally, demand for these commodities is fueling deforestation. Several of these commodities have been linked to human rights violations, including child and forced labor.

Forests are rapidly declining at a rate of 55 football fields per minute according to the United Nations. Only about 20% of the world's original forests remain undisturbed.

As a member of the Consumer Goods Forum, Mondelez recognizes that "Deforestation is one of the principal drivers of climate change, accounting for 17% of greenhouse gases today. The consumer goods industry, through its growing use of soya, palm oil, beef, paper and board, creates many of the economic incentives which drive deforestation." (Consumer Goods Forum press release, 11/29/10)

The Intergovernmental Panel on Climate Change, the leading international network of climate scientists, has concluded that global warming is "unequivocal." The U.S. Environmental Protection Agency has determined that greenhouse gases threaten Americans' health and welfare.

Climate change impacts from deforestation and poor forest management can be reduced through increased use of recycled materials, independent third party certification schemes, and monitoring of supply chains.

Forest Footprint Disclosure (FFD), an initiative backed by 77 financial institutions managing more than $7 trillion, calls on global corporations to report on how their activities and supply chains contribute to deforestation and how those impacts are being managed. Although Mondelez has received several annual requests from FFD seeking disclosure of the company's management of deforestation risks in its supply chain, to date it has declined to respond.

Mondelez discloses some information on its purchases of certified Palm Oil, but provides no information on the impact on forests of its soya, paper and sugar purchases. Meaningful indicators of how Mondelez is managing deforestation risks would include:

- A company-wide policy on deforestation
- The percentage of purchases of Palm Oil, soya, sugar and paper that are sustainably sourced, with clear goals for each commodity
- Results of audits to ensure that suppliers are in compliance with Mondelez's forestry goals
- Identification of certification systems and programs that the company uses to ensure sustainable sourcing of each of these commodities.

Proponent believes that Mondelez faces potential reputational and operational risks by failing to adequately disclose its approach to managing deforestation risks. For example, Cadbury, now a Mondelez brand, faced public controversy over use of Palm Oil in its Dairy Milk bars in New Zealand.

RESOLVED: Shareholders request the Board to prepare a report, at reasonable cost and omitting proprietary information, by December 1, 2013, describing how Mondelez is assessing the company's supply chain impact on deforestation and the company's plans to mitigate these risks.

EXHIBIT B



December 7, 2012

<u>**VIA FEDERAL EXPRESS**</u>

Adam Kanzer
Managing Director & General Counsel
Domini Social Investments
532 Broadway, 9th Floor
New York, NY 10012-3939

Dear Mr. Kanzer:

I am writing on behalf of Mondelēz International, Inc. (the "Company"), which received on November 28, 2012, your shareholder proposal entitled "Sustainable Forestry Report" for consideration at the Company's 2013 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. Your letter indicates that you represent a shareholder Domini Social Investments ("Domini"). The Company's stock records do not indicate that Domini is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that Domini has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, Domini must submit sufficient proof of its continuous ownership of the requisite number of Company shares for the one-year period preceding and including the date that the Proposal was submitted to the Company (November 28, 2012). As explained in Rule 14a-8(b) and SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the shareholder's shares (usually a broker or a bank) verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted on November 28, 2012; or

(2) if the shareholder has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in

the ownership level and a written statement that the shareholder continuously held the requisite number of Company shares for the one-year period.

If Domini intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Domini can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, the shareholder needs to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

› If the shareholder's broker or bank is a DTC participant, then the shareholder needs to submit a written statement from that broker or bank verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012).

› If the shareholder's broker or bank is not a DTC participant, then the shareholder needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the shareholder continuously held the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012). The shareholder should be able to find out the identity of the DTC participant by asking its broker or bank. If the shareholder's broker is an introducing broker, the shareholder may also be able to learn the identity and telephone number of the DTC participant through the shareholder's account statements, because the clearing broker identified on those account statements will generally be a DTC participant. If the DTC participant that holds the shareholder's shares is not able to confirm the shareholder's individual holdings but is able to confirm the holdings of the broker or bank, then the shareholder needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the Proposal was submitted (November 28, 2012), the requisite number of Company shares were continuously held: (i) one from the shareholder's broker or bank confirming the shareholder's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention, Carol J. Ward, Vice President and Corporate Secretary, Mondelēz International, Inc., Three Parkway North, Deerfield, IL 60015. Alternatively, you may send your response via facsimile at (570) 235-3005. If you have any questions with respect to the foregoing, feel free to contact me at (847) 943-4373.

For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Carol J. Ward
Vice President and Corporate Secretary

CJW/ls

cc: Jonathan Horrell, Director Sustainability

Enclosures
Rule 14a-8
SLB No. 14F

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
> > (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
> >
> > (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
> >
> > > (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT D

Ahlenius, Elizabeth A

From: Ward, Carol J
Sent: Monday, December 17, 2012 10:25 AM
To: Ahlenius, Elizabeth A
Subject: FW: Domini Proof of Ownership
Attachments: Mondelez 11.12.12.pdf


RECEIVED
DEC 10 2012

From: Adam Kanzer [mailto:akanzer@domini.com]
Sent: Monday, December 10, 2012 4:53 PM
To: Ward, Carol J
Cc: Horrell, Jonathan
Subject: Domini Proof of Ownership

Dear Carol:

Per your request, attached is a letter from our custodian attesting to our ownership of Mondelez shares. Please let me know if you need anything further.

Sincerely,
Adam

Adam M. Kanzer, Esq.
Managing Director & General Counsel
Domini Social Investments LLC

akanzer@domini.com | www.domini.com
532 Broadway, 9th Floor | New York, NY 10012-3939
Direct: 212-217-1027 | Main: 212-217-1100 | Fax: 212-217-1101
Shareholder Information Line: 800-582-6757

facebook.com/dominifunds
twitter.com/dominifunds



STATE STREET.


RECEIVED
DEC 10 2012

State Street Corporation
200 Clarendon Street
Boston, MA. 02116

December 4, 2012

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
532 Broadway, 9th Floor
New York, NY 10012-3939

Re: Domini Social Equity Fund

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Fund, has continuously held shares of Mondelez International Inc. for more than one year in account *** FISMA & OMB Memorandum M-07-16 *** at the Depository Trust Company. As of November 12, 2012, State Street held 265 shares, 265 of which were held continuously for more than one year.

Security	Number of Shares	Shares Held 1+ Years
Mondelez International Inc	265	265

If you have any questions or need additional information, please contact me at 617-662-9725.

Sincerely,

Michael Cassista
Officer
State Street Global Services

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